Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522
________

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

July 16, 2010

John M. Ganley Senior Counsel United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	BlackRock Build America Bond Trust (the "Trust")
File Nos. 333-167434 and 811-22426

Dear Mr. Ganley:

We are in receipt of your comment letter dated July 9, 2010, regarding the Trust's Registration Statement on Form N-2 related to the Trust's issuance of common shares of beneficial interest.

The Trust has considered your comments and has authorized us to make on its behalf the responses and changes to the Trust's Registration Statement discussed below.  These changes have been reflected in Pre-Effective Amendment No. 1 to the Trust's Registration Statement filed today on EDGAR.  We are enclosing herewith a copy of Pre-Effective Amendment No. 1 to the Registration Statement that has been marked to show the Trust's responses to your comments, as well as other changes made to the Registration Statement since its initial filing on June 10, 2010.

The Trust's responses to your comments are set forth below.  For ease of reference, each of your comments is set forth in bold and followed by the corresponding response.

Prospectus

Cover Page

1.           Please briefly describe Build America Bonds (“BABs”) in the paragraph captioned “Investment Policies.” Please prominently disclose that, unlike income from most municipal securities, the income from BABs will be subject to federal income tax and may be subject to state income tax.

Response:  The requested changes have been made.

2.           The paragraph captioned “Portfolio Contents” states that the Trust may invest up to 20% of its Managed Assets in taxable municipal securities that do not qualify for federal support. Please explain the term “federal support.” Please also prominently disclose that although the U.S. Government subsidizes the interest paid on BABs, it does not guarantee the principal or interest on BABs.

Response:  The term federal support has been changed to "federal subsidy payments under the Act."  In addition, disclosure has been added under the paragraph captioned "Build America Bonds" stating that interest and principal payments on BABs are not guaranteed by the U.S. Treasury.

3.           The first paragraph under the caption “Build America Bonds” states that BABs include bonds issued by state and local governments.  Disclosure elsewhere in the prospectus states that BABs may include other types of instruments.  For example, the first full paragraph on page 2 of the prospectus states that the Trust will “purchase BABs . . . in the form of bonds, notes, leases or certificates of participation” and other instruments.  (Emphasis added.) Please provide a clear definition of BABs, including the types of instruments that would qualify as BABs.

Response:  The requested changes have been made.

4.           The second paragraph under the heading “Build America Bonds” states that the Obama administration and Congress are considering a variety of proposals concerning BABs, including proposals that would “reduce the amount of the subsidy.” Please describe the federal subsidy that will be paid to BAB issuers.  Please also disclose that the federal subsidy may be reduced or eliminated if the state or municipal issuer owes money to the federal government.

Response: The requested changes have been made.

5.           The paragraph captioned “Leverage” discloses that the Trust intends to use leverage by investing in derivative instruments with leverage imbedded in them, such as residual interest municipal tender option bonds (“TOBs”).  Inasmuch as investments in TOBs appear to be part of the Trust’s principal investment strategy, please make this disclosure more prominent.  In addition, disclose that the TOBs trust will be created for the Trust and that holders of debt securities issued by a TOBs trust may seek recourse against assets of the Trust.  Please also disclose that investments in TOBs are highly volatile and that if there is a rise in short term interest rates — which currently are near historically low levels — the Trust could lose more than the amount of its investment in the TOBs.  Please disclose the limits on the amounts that may be invested in TOBs; any limits on amounts the Trust may lose in excess of the amount of its investment; and a brief explanation of how purchasing TOBs could result in the loss of more than the amount of the investment.  Since tender option bonds may be viewed as senior securities similar to secured borrowings used to leverage the Trust, please explain to us how the Trust will comply with its asset coverage obligations under Section 18 of the Investment Company Act of 1940.

Response:  There generally are two types of TOBs transactions: (i) a standard TOBs transaction; and (ii) a recourse TOBs transaction.

In a simplified version of a standard TOBs transaction, the Trust transfers a BAB or other municipal security to a third party sponsor, which then transfers the municipal security to a newly formed trust (the "TOBs Issuer").  The TOBs Issuer then issues variable rate short-term notes (“TOBs Floaters”) to third party investors and passes the cash proceeds from the issuance through to the Trust (less transaction expenses).  TOBs Floaters have first priority on the cash flow from the securities held by the TOBs Issuer and are enhanced with a liquidity support arrangement from a bank or an affiliate of the sponsor (the "liquidity provider") which allows holders to tender their position at par (plus accrued interest).  The Trust purchases a residual interest in the TOBs Issuer (the "TOBs Residual") at a value which is equal to the difference between (i) the cash proceeds plus transaction expenses and (ii) the value of the securities held in the TOBs Issuer.  The TOBs Residuals held by the Trust provide the Trust with a claim on all cash flows remaining after payment of the TOBs Floaters as well as the right to (i) cause the holders of the TOBs Floaters to tender their securities at par (plus accrued interest), and (ii) acquire the BAB or other the municipal securities from the TOBs Issuer.

The TOBs Issuer may be terminated without the consent of the Trust upon the occurrence of certain events, such as the bankruptcy or default of the issuer of the municipal security held by the TOBs Issuer, a substantial downgrade in the credit quality of the issuer of the municipal security held by the TOBs Issuer, the inability of the TOBs Issuer to obtain liquidity support for the TOBs Floaters, a substantial decline in the market value of the municipal security held by the TOBs Issuer, or the inability of the sponsor to remarket any TOBs Floaters tendered to it by holders of the TOBs Floaters.  In such an event, the TOBs Floaters would be redeemed by the TOBs Issuer at par (plus accrued interest) out of the proceeds from a sale of the BAB or other municipal security held by the TOBs Issuer.  If this happens, the Trust would be entitled to the assets of the TOBs Issuer, if any, that remain after the TOBs Floaters have been redeemed at par (plus accrued interest).  In a standard TOBs transaction, there is no recourse to the Trust.  In these circumstances, if there are insufficient proceeds from the sale of the security to redeem all of the TOBs Floaters at par (plus accrued interest), the liquidity provider or the holders of the TOBs Floaters would bear the losses on sale, and none of the liquidity provider, the sponsor, the TOBs Issuer or the holders of the TOBs Floaters would have any recourse against the Trust.

A recourse TOBs transaction (generally a TOBs transaction in which the TOBs Floaters represent greater than 75% of the market value of the municipal securities deposited into the TOBs Issuer) has the same purpose and general structure as a standard TOBs transaction.  However, because of the higher degree of leverage in this scenario, the liquidity provider will typically require the Trust to enter into an agreement pursuant to which the Trust is required to pay to the liquidity provider the difference between the purchase price of any TOBs Floaters put to it by the holders of the TOBs Floaters and the proceeds realized from the remarketing of those TOBs Floaters or the sale of the assets in the TOBs Issuer.  In this scenario, an investment in the TOBs Residuals by the Trust would cause the Trust's assets (in addition to what is already invested in the TOBs Issuer) to be subject to recourse by the liquidity provider up to the principal amount of the TOBs Floaters plus accrued and unpaid interest on the TOBs Floaters.

The Trust has added additional disclosure under the "Leverage" paragraph and has enhanced and revised its disclosure of the risks related to leverage generally, and not just for TOBs, since the Trust may use many forms of leverage.  The Trust believes that the primary risks of investing in TOBs Residuals are related to (i) a reduction in distributions on the TOBs Residual if short-term interests rates rise and (ii) the effect that a change in interest rates will have on the market value of the securities held by the TOBs Issuer (and hence on the TOBs Residuals), which in extreme circumstances could lead to a collapse of the TOBs Issuer and a loss of the BAB or other municipal securities held by the TOBs Issuer.  The Investment Adviser believes it is most important to disclose that changes in interest rates adversely affect the Trust's net asset value through changes in the value of the municipal securities held in a TOBs Issuer and that the presence of leverage through the issuance of TOBs (as with other types of leverage) can magnify those changes.

The Trust has not added disclosure on the front cover of the prospectus stating that the TOBs sponsor, the holders of the TOBs Floaters or the liquidity provider may seek recourse against the assets of the Trust because the Trust does not currently intend to invest in recourse TOBs Residuals and we have added disclosure to that effect.  However, the Trust is not precluded from investing in recourse TOBs Residuals and may do so in the future.  Accordingly, we believe it is appropriate to include in the prospectus some discussion regarding recourse TOBs Residuals, but that it does not merit the prominence of cover page disclosure.  In this connection, we note that the Trust's Registration Statement contains prominent disclosure elsewhere in the prospectus discussing recourse TOBs Residuals.  Thus, the summary – in "Prospectus Summary—Special Risk Considerations—Tender Option Bonds Risk" – contains disclosure (which is elaborated in "Risks—Tender Option Bonds Risk") stating that if the Trust engages in highly leveraged TOBs transactions, "the liquidity provider may seek recourse against the assets of the Trust and the Trust may have to pay the liquidity provider the difference between the purchase price of any TOBs Floaters put to it by holders of the TOBs Floaters and the proceeds realized from the remarketing of those TOBs Floaters or the sale of the assets in the TOBs Issuer, which could cause the Trust to lose money in excess of its investment in the TOBs Issuer."

The Trust also has not added disclosure to the front cover of the prospectus stating that the Trust can lose more than its investment in the TOBs Issuer. This statement is true only if the Trust invests in recourse TOBs residual and, as stated above, the Trust does not currently intend to do so.  As an example, if a Trust contributes $100 of securities to a TOBs Issuer and takes back a TOBs Residual initially worth $40, it will also take back cash in the amount of $60 less any fees paid to the TOBs sponsor.  If the value of the municipal securities in the TOBs Issuer plummeted such that the Trust realized no value on its TOBs Residual, then the Trust's loss is limited to $40, which is not more than its "investment" in the TOBs Issuer.  The only time the Trust can lose more than its investment in a TOBs Issuer is if the Trust invests in recourse TOBs Residuals.  The Trust has added disclosure elsewhere in the Registration Statement that it can lose more than its investment if it invests in recourse TOBs Residuals.  See "Prospectus Summary—Special Risk Considerations—Tender Option Bonds Risk" and "Risks—Tender Option Bonds Risk."  Funds that write put options or engage in other types of transactions where the fund can lose more money than it has invested do not generally have cover disclosure to that effect, and we do not see why the Trust should have such disclosure for an investment technique it does not currently intend to use.

In response to this comment and comment 9 below, the Trust has added a separate section for Tender Option Bonds in the Prospectus Summary and has expanded upon the discussion of TOBs in the body of the Prospectus.

With respect to the asset coverage obligations under Section 18, for standard TOBs transactions the Trust will not treat its investments in such transactions as "senior securities" and will not earmark or segregate assets because, as described above, the Trust's assets are not subject to recourse.  We are not aware of any principle under the Investment Company Act of 1940 (the "1940 Act") that would support a cover or segregation requirement where the fund is not at risk of being required to make any additional payments.  We also note that this treatment accords with the recommendation contained in the report of the Task Force on Investment Company Use of Derivatives and Leverage, Committee on Federal Regulation of Securities of the Section of Business Law of the America Bar Association (the "Task Force Report") which states that if a registered investment company has invested in a security that has "implicit" leverage but such investment cannot lead to the registered investment company owing money, there should be no Section 18 issue and the registered investment company should not be required to segregate or earmark assets.  Moreover, the structure of a TOBs transaction already results in the segregation

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1	See the section of the Task Force Report captioned "Substantive Regulation of Fund Use of Derivatives—Outstanding Issues under Current Section 18 Regulation—Implicit Leverage" at page 20.

of the affected assets as a result of their transfer to the TOBs Issuer, since the only assets that can be used by the sponsor or liquidity provider to make itself whole are those held by the TOBs Issuer.  Thus, there would be no benefit to requiring the Trust to segregate or earmark additional assets.

If the Trust were to invest in recourse TOBs Residuals, the Trust would segregate or earmark assets with its custodian from time to time in accordance with the 1940 Act and Investment Company Release 10666 to cover its potential obligations to the liquidity provider, which obligations would be marked-to-market daily.  As with similarly structured instruments, such as a short sale or a swap, the amount of these obligations would be the amount by which the value of the assets in the TOBs Issuer, marked to market daily, is less than the fixed obligation of the TOBs Floaters.

Prospectus Summary — Investment Policies (Page 2)

6.           The fourth paragraph of this section states that the Trust may engage in various strategic transactions for hedging and risk management purposes or to enhance total return.  Please explain what types of transactions the Trust will engage in to enhance total return, and what types of transactions the Trust will engage in for hedging and risk management.  Please explain how each transaction is used.

Response: The Trust has added disclosure in the Prospectus Summary – Investment Policies section briefly explaining what types of Strategic transactions it may use to enhance total return and what types of Strategic Transactions it may use for hedging and risk management.  However, the Trust respectfully declines to add disclosure to the Prospectus Summary explaining how each such transaction is used.

The Prospectus Summary is intended to be a synopsis of important information, not an exhaustive description.  See Item 3.2 of Form N-2.  More specifically, the instructions to Item 3.2 of Form N-2 state that "[t]he synopsis should provide a clear and concise description of the key features of the offering and the Registrant, with cross references to relevant disclosures elsewhere in the prospectus or Statement of Additional Information."  The Trust respectfully submits that the Prospectus Summary complies with this instruction with regard to Strategic Transactions, with cross-references to both the Prospectus and the Statement of Additional Information.  The Trust believes that explaining in detail how each transaction is used in the Prospectus Summary would be inconsistent with the instructions to Item 3.2 of Form N-2 (i.e., provide a "concise description of the key features of the offering").  Detailed descriptions of Strategic Transactions and how such transactions are used are contained elsewhere in the Registration Statement, in particular the Statement of Additional Information (see "Investment Policies and Techniques—Strategic Transactions and Other Management Techniques," "Additional Risk Factors—Risks in Strategic Transactions and Derivatives" and Appendix C).   As such, the Trust respectfully submits that the Prospectus Summary disclosure relating to Strategic Transactions (as modified to take into account the Staff's other comments) is adequate.

Prospectus Summary — Build America Bonds (Page 2)

7.           The last paragraph of this section states that although the Trust currently anticipates investing in direct pay BABs, it may invest in tax credit BABs.  Please explain to us how investing in tax credit BABs would be consistent with the Trust’s primary objective to seek high current income.

Response: Based on current market conditions, the Trust will not invest in tax credit BABs.  It has removed the disclosure stating that it may invest in tax credit BABs.  The Trust notes, however, that it reserves the right to invest in tax credit BABs if and when a market for tax credit BABs develops.  When the Advisor includes a bond in the Trust's portfolio, it does so based on many factors and not just the interest rate on the bond.  Accordingly, any investment in a tax credit BABs would be evaluated based on the interest rate on the security, the potential for capital appreciation, the credit quality of the issuer, the duration of the security, whether there is call protection on the security, the ability of the security to diversify the portfolio and any other criteria the Investment Adviser deems relevant.  In light of those considerations, the Adviser may determine it is in the best interests of the Trust to acquire one or more tax credit BABs for a portion of its portfolio, even though on average they likely would pay a lower rate of interest.

Prospectus Summary — Leverage (Page 4)

8.           This section states that the Trust currently intends to use economic leverage of up to 35% of its Managed Assets, but may use economic leverage of up to 50% of its Managed Assets. Please also express these amounts of leverage as percentages of the Trust’s net assets.

Response: The requested change had been made.

9.           Please briefly describe how a TOBs trust is structured.  We suggest including a graphic representation of the methodology for the creation of TOBs.  Please explain how the use of a TOBs trust results in leverage and provide an example illustrating how the amount of economic leverage imbedded in a tender option bond is determined.

Response: The requested change has been made.  Please see the new section in the Prospectus Summary discussing TOBs.

10.           The Trust has a policy of investing at least 80% of its Managed Assets in BABs.  Please explain to us how municipal securities deposited in a TOBs trust are treated for purposes of this 80% policy.  For example, if the Trust transfers BABs to a TOBs trust, would all or a portion of those BABs be counted towards the 80% policy?

Response:   All BABs transferred to a TOBs Issuer will be counted towards the Trust's 80% policy.  In entering into a TOBs transaction, the Trust retains the ability at any time to obtain the securities contributed to the TOBs Issuer after purchase of the TOBs Floaters.  For accounting purposes, because the Trust has a unilateral right to obtain the securities held by the TOBs Issuer and the corresponding ability to unwind all or a portion of the TOBs Issuer, the Trust is deemed to have not surrendered control of the contributed securities.  Accordingly, the securities contributed to a TOBs Issuer will continue to be reflected on the Trust's schedule of investments and will be counted towards the Trust's 80% policy.

11.           The second paragraph of this section states that if the income and gains on municipal bonds owned by a TOBs trust that issues a residual interest to the Trust are greater than the payments due on the short-term floating rate instruments issued by the TOBs trust, the Trust’s returns will be greater than if it had not invested.  Please explain what happens if the income and gains on the municipal bonds are less than the payments due on the short-term floating rate instruments issued by the TOBs trust.

Response: The requested change has been made.  Disclosure to this effect has been included in the "Tender Option Bonds Risk" section in both the Prospectus Summary and the body of the Prospectus.

12.           Please confirm to us that the transactions in TOBs discussed in the prospectus will be accounted for and reported on in accordance with ASC 860, Transfers and Servicing.  If appropriate, please disclose that the common shareholders pay for the creation of TOBs.  Also, please represent that the financial statements, financial highlights, and other materials containing financial information, including but not limited to the prospectus fee table, will properly reflect these transactions and that the Trust’s independent accountants concur with such accounting treatment.

Response: The Trust will properly account for TOBs transactions as secured borrowings in accordance with ASC 860.  As such, the Trust will reflect the securities contributed to TOBs trusts in its schedule of investments and liabilities for its short-term floating rate certificates on its Statement of Assets and Liabilities.  Investment income on the contributed securities, along with interest expense on the short-term floating rate certificates and expenses of the TOBs trusts will be reported on the Trust’s Statement of Operations.  All other applicable components of the Trust’s financial statements, as well as prospectus fee tables, will reflect TOBs as secured borrowings.

The Trust’s independent accountants concur with this accounting treatment.

Prospectus Summary — Investment Adviser (Page 5)

13.           This section states that the Investment Advisor’s fee will be based on Managed Assets. “Managed Assets” will include assets attributable to the Trust’s use of leverage, even assets which are not reflected in the Trust’s financial statements, including a portion of assets in the TOBs trust.  Please explain to us why it is appropriate for the Investment Adviser to be paid a fee based on assets which are not reflected in the Trust’s financial statements.  In addition, inasmuch as the Trust intends to use leverage in an amount equal to 35% to 50% of Managed Assets, please also express the advisory fee as a percentage of net assets.

Response: The disclosure has been revised to delete the language suggesting the fee will apply to assets not on the Trust's balance sheet.  As noted above, securities held in the TOBs Issuer will appear on the Trust's schedule of investments.  Accordingly, the Investment Adviser will not be paid a fee based on assets which are not reflected in the Trust's financial statements.  Also, we note that the Trust retains control over these assets by virtue of its ability at any time to retrieve the securities contributed to the TOBs Issuer out of such entity.  Furthermore, the Investment Adviser continues to exercise, on behalf of the Trust, all voting and consent rights with respect to the municipal securities deposited into the TOBs Issuer.

The disclosure has also been revised to express the advisory fee as a percentage of net assets.

Prospectus Summary — Distributions (Page 5)

14.           The second paragraph of this section states that the Trust may, from time to time, distribute less than all of the income from a particular period to maintain a more stable monthly distribution of income.  If the Trust intends to make returns of capital to maintain a stable level of distributions, please disclose that fact in this section.

Response: The Board of Trustees has the option of distributing less than all of its income from a particular period in order to maintain a more stable monthly distribution of income, consistent with the Trust maintaining its status as a "regulated investment company" under subchapter M of the Internal Revenue Code of 1986, as amended.   The Board also has the option to pay a return on capital to investors from time to time. Although the Board retains the option to retain income or return capital, The Trust has no current intention of engaging in either practice or adopting a policy to consistently engage in either practice.  Nor does the Trust currently intend to rely on the exemptive relief obtained by the BlackRock Closed-End Fund Complex which would permit it to adopt a managed distribution policy.  Accordingly, the Trust's prospectus has not been revised in response to this comment.

Prospectus Summary — Special Risk Considerations — Interest Rate Risk (Page 8)

15.           Since interest rates are at historic lows, prominently discuss the risks of interest rate increases.  Please disclose that the value of TOBs is highly sensitive to changes in interest rates and increases in interest rates will cause greater drops in the value of TOBs than other municipal securities.  Also, explain to us why the disclosure stating that declining interest rates leads to increases in the value of fixed rate securities is identified as a principal risk of the Trust.

Response: The requested change has been made in the "Interest Rate Risk" section of the Summary.  In response to your question regarding declining interest rates, as a general matter, as interest rates decline, issuers of municipal securities may prepay principal earlier than scheduled.  If the issuer of a municipal security that the Trust holds prepays the principal earlier than expected, it may force the Trust to reinvest in lower-yielding securities which could potentially reduce the Trust's income.

16.           Inasmuch as the Trust, through the use of a TOBs trust, will effectively issue short-term debt to finance the purchase of long-term BABs, please discuss the consequences to the Trust of fluctuations in short-term and long-term rates and the effect on these securities if short term rates exceed long-term rates.  See Guide 6 to Form N-2.

Response:  The "Interest Rate Risk" section has been modified and disclosure has been added in the "Risks—Tender Option Bonds Risk" section.

Prospectus Summary — Special Risk Considerations — General Municipal Securities Market Risk (Page 9)

17.           Please disclose that many state and municipal governments that issue securities are under significant economic and financial stress.

Response: The requested change has been made.

Summary of Trust Expenses (Page 18)

18.           Footnote (4) to the fee table presents the Trust’s expenses assuming no leverage is used. Please indent and revise the font of the table in the footnote to avoid the possibility that investors may confuse it with the actual fee table.

Response: The requested change has been made.

Statement of Additional Information

Investment Objectives and Policies — Investment Restrictions (Page A-2)

19.           Investment Restriction (1) provides that the Trust may not invest more than 25% of its Managed Assets in any one industry or state, but excepts municipal securities other than municipal securities backed only by assets and revenues of non-governmental issuers.  In addition, the second paragraph after the investment restrictions states that “securities backed by the credit of a governmental entity are not considered to represent industries.” The staff of the Division of Investment Management has long taken the position that only tax-exempt securities issued by states and municipal governments will not be deemed securities issued by an industry. See Investment Company Act Release No. 9785 (May 31, 1977).  Please revise the concentration policy to specify that tax-exempt municipal securities are excepted from the concentration policy. Please also revise the quoted language to state that tax-exempt securities backed by the credit of a governmental entity are not considered to represent industries.

Response: The Trust respectfully declines to comply with this comment and will continue to except municipal securities backed by the assets and revenue of governmental issuers (whether taxable or tax-exempt) from the definition of industry.

We respectfully submit that the tax status of the municipal security is not meant to define, and should not be the determinative factor for purposes of defining, whether a municipal security is considered part of an industry.  Rather, the determinative factor is whether the issuer of the municipal security is, or is deemed to be, a governmental entity.  As stated in Investment Company Act Release No. 9785 (May 31, 1977) (the "Release"), "the statement of policy required by Section 8(b)(1)(E) of the [Investment Company Act] as to concentration of investment in an industry or group of industries is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry" (Emphasis added).  In addition, the Release, in discussing diversification, states that "'issuer' … shall be determined by the way in which the assets and revenues of an issuing agency or subdivision are separated from other political entities or if a governmental body is guaranteeing the security."  As such, if a governmental entity is guaranteeing the security, it should be considered the "issuer" of that security, and as the issuer of that security, it should not be deemed to be a member of any industry, regardless of whether the security is taxable or tax-exempt.  There is no analytical reason as to why a governmental entity should be deemed not part of an industry with respect to tax-exempt securities it issues but be deemed part of an industry with respect to taxable securities it issues, since the issuer is the same in both instances.  Also, we note that this approach is in accordance with the Task Force Report's discussion regarding the identification of issuers of securities.  As such, the Trust respectfully declines to comply with this comment.

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2	See footnote 45 of the Task Force Report and accompanying text.

General Comments

20.           Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response: Your comment is noted.

21.           We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response: Your comment is noted.

22.           Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

Response: The Trust has not submitted, nor does it expect to submit, any exemptive applications or no-action requests in connection with this registration statement.

23.           Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response: Your comment is noted.

24.           We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision.  Since the Trust and its management are in possession of all facts relating to the Trust’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: Your comment is noted.

25.           Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: Your comment is noted.

*                      *                      *

We believe that the above responses adequately respond to the concerns raised in your comment letter.  Should you have any additional comments or concerns, please feel free to contact me at (212) 735-3406.

Sincerely yours,

/s/ Michael K. Hoffman
Michael K. Hoffman

cc:	Anne Ackerley
BlackRock Advisors, LLC